Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for June 2024

Passenger traffic increased year-on-year by 24.5% in Colombia and 11.6% in Puerto Rico, and declined 5.5% in Mexico

Mexico City, July 8, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for June 2024 reached a total of 6.1 million passengers, representing an increase of 3.8% compared to June 2023.

Passenger traffic presented year-on-year increases of 24.5% in Colombia and 11.6% in Puerto Rico while traffic in Mexico declined 5.5%. Passenger traffic growth in Colombia was driven by increases of 33.1% in international traffic and 22.3% in domestic traffic. Puerto Rico also reported growth in both domestic and international traffic, up 10.9% and 16.1%, respectively. Mexico, however, presented declines of 5.7% and 5.2% in domestic and international traffic, respectively.

All figures in this statement reflect comparisons between the period from June 1 to June 30, 2024 and from June 1 to June 30, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary

	June			Year to date
	2023	2024	% Chg	2023	2024	% Chg
Mexico	3,550,943	3,357,243	(5.5)	21,771,122	21,690,050	(0.4)
Domestic Traffic	1,738,476	1,639,792	(5.7)	10,049,424	9,512,090	(5.3)
International Traffic	1,812,467	1,717,451	(5.2)	11,721,698	12,177,960	3.9
San Juan, Puerto Rico	1,163,331	1,297,862	11.6	6,105,897	6,731,260	10.2
Domestic Traffic	1,021,934	1,133,730	10.9	5,492,755	6,008,924	9.4
International Traffic	141,397	164,132	16.1	613,142	722,336	17.8
Colombia	1,164,149	1,448,982	24.5	7,274,928	7,903,243	8.6
Domestic Traffic	930,903	1,138,556	22.3	5,899,180	6,198,665	5.1
International Traffic	233,246	310,426	33.1	1,375,748	1,704,578	23.9
Total Traffic	5,878,423	6,104,087	3.8	35,151,947	36,324,553	3.3
Domestic Traffic	3,691,313	3,912,078	6.0	21,441,359	21,719,679	1.3
International Traffic	2,187,110	2,192,009	0.2	13,710,588	14,604,874	6.5

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Mexico Passenger Traffic

		June			Year to date
		2023	2024	% Chg	2023	2024	% Chg
Domestic Traffic		1,738,476	1,639,792	(5.7)	10,049,424	9,512,090	(5.3)
CUN	Cancun	984,167	870,730	(11.5)	5,603,062	4,864,912	(13.2)
CZM	Cozumel	16,986	20,142	18.6	77,927	118,724	52.4
HUX	Huatulco	67,073	60,673	(9.5)	426,297	356,146	(16.5)
MID	Merida	256,635	269,315	4.9	1,612,739	1,598,902	(0.9)
MTT	Minatitlan	12,049	12,912	7.2	59,712	66,770	11.8
OAX	Oaxaca	111,853	117,346	4.9	664,398	741,286	11.6
TAP	Tapachula	41,525	47,160	13.6	247,142	299,428	21.2
VER	Veracruz	134,691	127,038	(5.7)	724,413	747,034	3.1
VSA	Villahermosa	113,497	114,476	0.9	633,734	718,888	13.4
International Traffic		1,812,467	1,717,451	(5.2)	11,721,698	12,177,960	3.9
CUN	Cancun	1,717,484	1,606,132	(6.5)	11,035,502	11,373,638	3.1
CZM	Cozumel	38,859	37,157	(4.4)	267,601	309,150	15.5
HUX	Huatulco	2,243	2,660	18.6	75,107	99,905	33.0
MID	Merida	24,942	31,427	26.0	169,099	188,596	11.5
MTT	Minatitlan	638	685	7.4	3,948	3,394	(14.0)
OAX	Oaxaca	16,572	22,764	37.4	101,632	115,398	13.5
TAP	Tapachula	1,378	1,069	(22.4)	9,443	6,450	(31.7)
VER	Veracruz	8,154	13,061	60.2	46,331	64,456	39.1
VSA	Villahermosa	2,197	2,496	13.6	13,035	16,973	30.2
Traffic Total Mexico		3,550,943	3,357,243	(5.5)	21,771,122	21,690,050	(0.4)
CUN	Cancun	2,701,651	2,476,862	(8.3)	16,638,564	16,238,550	(2.4)
CZM	Cozumel	55,845	57,299	2.6	345,528	427,874	23.8
HUX	Huatulco	69,316	63,333	(8.6)	501,404	456,051	(9.0)
MID	Merida	281,577	300,742	6.8	1,781,838	1,787,498	0.3
MTT	Minatitlan	12,687	13,597	7.2	63,660	70,164	10.2
OAX	Oaxaca	128,425	140,110	9.1	766,030	856,684	11.8
TAP	Tapachula	42,903	48,229	12.4	256,585	305,878	19.2
VER	Veracruz	142,845	140,099	(1.9)	770,744	811,490	5.3
VSA	Villahermosa	115,694	116,972	1.1	646,769	735,861	13.8

US Passenger Traffic, San Juan Airport (LMM)

	June			Year to date
	2023	2024	% Chg	2023	2024	% Chg
SJU Total	1,163,331	1,297,862	11.6	6,105,897	6,731,260	10.2
Domestic Traffic	1,021,934	1,133,730	10.9	5,492,755	6,008,924	9.4
International Traffic	141,397	164,132	16.1	613,142	722,336	17.8

Colombia Passenger Traffic Airplan

		June			Year to date
		2023	2024	% Chg	2023	2024	% Chg
Domestic Traffic		930,903	1,138,556	22.3	5,899,180	6,198,665	5.1
MDE	Rionegro	680,518	869,419	27.8	4,408,266	4,608,240	4.5
EOH	Medellin	103,276	96,402	(6.7)	568,942	598,870	5.3
MTR	Monteria	94,926	125,222	31.9	637,819	721,395	13.1
APO	Carepa	17,666	14,555	(17.6)	100,841	87,649	(13.1)
UIB	Quibdo	32,630	30,076	(7.8)	171,315	166,561	(2.8)
CZU	Corozal	1,887	2,882	52.7	11,997	15,950	32.9
International Traffic		233,246	310,426	33.1	1,375,748	1,704,578	23.9
MDE	Rionegro	233,246	310,426	33.1	1,375,748	1,704,578	23.9
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,164,149	1,448,982	24.5	7,274,928	7,903,243	8.6
MDE	Rionegro	913,764	1,179,845	29.1	5,784,014	6,312,818	9.1
EOH	Medellin	103,276	96,402	(6.7)	568,942	598,870	5.3
MTR	Monteria	94,926	125,222	31.9	637,819	721,395	13.1
APO	Carepa	17,666	14,555	(17.6)	100,841	87,649	(13.1)
UIB	Quibdo	32,630	30,076	(7.8)	171,315	166,561	(2.8)
CZU	Corozal	1,887	2,882	52.7	11,997	15,950	32.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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